As filed with the Securities and Exchange Commission on August 20, 1998
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                    SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C.  20549

                               ------------

                              SCHEDULE 14D-1
                             (Amendment No. 2)

                Tender Offer Statement Pursuant to Section
              14(d)(1) of the Securities Exchange Act of 1934
                      DECRANE AIRCRAFT HOLDINGS, INC.
                         (Name of Subject Company)

                       DLJ MERCHANT BANKING II, L.P.
                       DLJ MERCHANT BANKING II, INC.
                          DECRANE ACQUISITION CO.
                                 (Bidders)

                               COMMON STOCK
                      (Title of Class of Securities)

                               ------------

                                 243662103
                              (Cusip Number)


                               Thompson Dean
                c/o DLJ Merchant Banking Partners II, L.P.
                              277 Park Avenue
                            New York, NY 10172
                         Telephone: (212) 892-3000
                  (Name, Address and Telephone Number of
                   Person Authorized to Receive Notices
                  and Communications on Behalf of Bidder)


                                 Copy to:
                           George R. Bason, Jr.
                           Davis Polk & Wardwell
                           450 Lexington Avenue
                         New York, New York 10017
                         Telephone: (212) 450-4000


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               This Amendment No. 2 (this "Amendment") amends and supplements the Tender Offer Statement on Schedule 14D-1 filed with the Securities and Exchange Commission on July 22, 1998 (as amended from time to time, the "Schedule 14D-1") by DeCrane Acquisition Co., a Delaware corporation (the "Purchaser"), DLJ Merchant Banking II, L.P., a Delaware limited partnership and DLJ Merchant Banking II, Inc., a Delaware corporation. The Schedule 14D-1 and this Amendment relate to a tender offer by the Purchaser to purchase all outstanding shares of common stock, par value $0.01 per share, of DeCrane Aircraft Holdings, Inc., a Delaware corporation, at a purchase price of $23.00 per share, net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase and in the related Letter of Transmittal (which, together with any amendments or supplements thereto, collectively constitute the "Offer"), copies of which are filed with the Schedule 14D-1 as Exhibits (a)(1) and (a)(2), respectively.

               All capitalized terms used in this Amendment without definition have the meanings attributed to them in the Section 14D-1.

               The items of the Schedule 14D-1 set forth below are hereby amended and supplemented as follows:

               Item 10.  Additional Information.

               Item 10(f) of the Schedule 14D-1 is hereby supplemented as follows:

               The Purchaser extended the Expiration Date of the Offer until 12:00 Midnight, New York City time, on Thursday, August 27, 1998. On August 20, 1998, the Purchaser issued a press release announcing the extension of the Offer. A copy of such press release is attached as Exhibit (a)(8) hereto and is hereby incorporated by reference.



                                 SIGNATURE

               After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 20, 1998

                                   DLJ MERCHANT BANKING II, L.P.

                                   By: DLJ Merchant Banking II, Inc.



                                   By: /s/  Ivy Dodes
                                       ----------------------------
                                       Name:  Ivy Dodes
                                       Title:  Vice President




                                   DLJ MERCHANT BANKING II, INC.





                                   By: /s/  Ivy Dodes
                                       ----------------------------
                                       Name:  Ivy Dodes
                                       Title:  Vice President




                                   DECRANE ACQUISITION CO.




                                   By: /s/ Timothy J. White
                                       ----------------------------
                                       Name:  Timothy J.  White
                                       Title:  Vice President






                                                                Exhibit (a)(8)

FOR IMMEDIATE RELEASE
August 20, 1998




                 TENDER OFFER FOR DECRANE SHARES EXTENDED

      New York, NY (August 20, 1998) -- DLJ Merchant Banking Partners II announced today that its wholly owned subsidiary, DeCrane Acquisition Co., has extended until 12:00 Midnight, New York City time, on Thursday, August 27, 1998 the expiration date of its $23.00 per share cash tender offer for all of the outstanding shares of common stock of DeCrane Aircraft Holdings, Inc. The offer, which commenced on July 22, 1998, had previously been scheduled to expire at 12:00 Midnight, New York City time, on Tuesday, August 25, 1998.
The tender offer is conditioned on, among other things, the valid tender of a majority of DeCrane Aircraft's common shares and financing. The waiting period under the Hart-Scott-Rodino Antitrust Improvements Act relating to the tender offer has already expired.

      DLJ Merchant Banking Partners II, a $3 billion fund dedicated to private equity and equity-related investments, seeks significant capital appreciation through domestic and international investments in common or preferred stock and debt or other securities in leveraged acquisitions and corporate joint ventures. Since its formation in November 1996, DLJ Merchant Banking Partners II has consummated (or contracted to consummate) 22 transactions valued at approximately $10 billion, the largest of which include Ameriserve, DecisionOne, Duane Reade, Thermadyne and Von Hoffman Press.

      DeCrane Aircraft, based in El Segundo, California, is a leader in the manufacturing and integration of avionics components primarily for the commercial aircraft market, with the balance for the corporate, military, and regional airplane sectors. The firm has grown rapidly, mainly through acquisitions, and believes itself well positioned to participate in an ongoing consolidation of the fragmented aerospace-supplier industry.